Veronica Lah Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4130 VLah@manatt.com

September 1, 2022

Via EDGAR

Michael Killoy
Division of Corporation Finance, Office of Mergers & Acquisitions
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc.

Form S-4

Filed July 15, 2022

File No. 333-266167

Dear: Mr. Killoy

This letter sets forth the response of Impac Mortgage Holdings, Inc., a Maryland corporation (we, us, our or the Company), to the oral comment received September 1, 2022 from the Division of Corporation Finance, Office of Mergers & Acquisitions (the Staff) of the United States Securities and Exchange Commission (SEC) providing comments (the Comments) on the Company’s Form S-4 (as amended, the “Registration Statement”). For convenience of reference, the Staff’s Comment is printed below in bold, and is followed by the response of the Company.

COMMENT: You state that if the Exchange Offer for the Series B Preferred Stock is completed, the Company has been ordered by the Circuit Court to deposit (1) $1,331,184 in cash with the registry of the Circuit Court or, if holders of Series B Preferred Stock do not receive cash in the Exchange Offer, (2) 13,311,840 shares of Series D Preferred Stock with a third-party custodian or escrow agent approved by class counsel, (3) plus, in either event, 4,437,280 shares of Common Stock. Please state whether such issuance of shares of Series D Preferred Stock and shares of Common Stock will be registered or the applicable exemption from registration that will be used.

Manatt, Phelps & Phillips, LLP 2049 Century Park East, Suite 1700, Los Angeles, California 90067 Tel: 310.312.4000 Fax: 310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Veronica Lah Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4130 VLah@manatt.com

RESPONSE: The Company acknowledges the Staff’s comment.

As further described in the Registration Statement, the Company initially proposed that the Exchange Offer consideration for the Series B Preferred stockholders (the “Series B Consideration”) would consist of either $5 in cash or 50 shares of Series D Preferred Stock, and that the Series B Common Stock portion of such consideration would consist of 20 shares of Common Stock, in each case subject to potential escrow or reduction to reflect the payment of any attorneys’ fees or costs pursuant to final determination of plaintiffs’ petitions in Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc., et al. Recognizing that the initially proposed amount of Series B Consideration constitutes a common fund that benefits members of the class of the holders of Series B Preferred Stock, the Circuit Court issued an Order to Segregate Funds and/or Stock (the “Segregation Order”) on August 25, 2022 directing the Company as follows: if the Exchange Offer for the Series B Preferred Stock is completed, to deposit (1) $1,331,184 in cash with the registry of the Circuit Court or, if holders of Series B Preferred Stock do not receive cash in the Exchange Offer, (2) 13,311,840 shares of Series D Preferred Stock with a third-party custodian or escrow agent approved by class counsel, (3) plus, in either event, 4,437,280 shares of Common Stock (collectively, the “Series B Common Fund” and the shares of Series D Preferred Stock and Common Stock in the foregoing clauses (2) and (3), together, the “Escrow Shares”) in the custody of a third party custodian or escrow agent approved by class counsel, subject to compliance with all applicable securities laws.

Allocation of this Series B Common Fund will be made by Circuit Court upon final disposition of all outstanding matters in the case, which will include disposition of any excess funds to the holders of Series B Preferred Stock as of a record date determined by the Circuit Court. Once deposited, the Company will have no further right or obligation with respect to the Series B Common Fund, except as necessary to carry out the final orders of the Circuit Court. If the plaintiffs’ motions are granted by the Circuit Court in full, no amounts will remain from the Series B Common Fund for distribution to former holders of Series B Preferred Stock. Holders of Series B Preferred Stock who participated in the Exchange Offer or whose shares have been redeemed pursuant to the Special Redemption will only receive any amounts from the Series B Common Fund if and to the extent that the Circuit Court determines to reduce the amounts of any attorney’s fees and costs, or other monetary awards, requested in the plaintiffs’ motions. Holders of Series B Preferred Stock are not required to participate in the Exchange Offer to receive their pro rata share, if any, from the Series B Common Fund.

Manatt, Phelps & Phillips, LLP 2049 Century Park East, Suite 1700, Los Angeles, California 90067 Tel: 310.312.4000 Fax: 310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.

Veronica Lah Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4130 VLah@manatt.com

We respectfully submit our view that the Escrow Shares may be properly registered under the Securities Act of 1933, as amended (the “Act”) on the Registration Statement. General Instruction A.1. to Form S-4 states that Form S-4 may be used to register securities issued in a merger or other Rule 145 transaction. Under Rule 145(a)(1), a Rule 145 transaction includes “[a]n offer, offer to sell, offer for sale, or sale … where… there is submitted for the vote or consent of such security holders a plan or agreement … for a reclassification of securities of such corporation or other person, other than a stock split, reverse stock split, or change in par value, which involves the substitution of a security for another security.” Pursuant to the Exchange Offers and the Special Redemption (each as defined in the Registration Statement), it is proposed that the Company’s shares of Series B Preferred Stock be exchanged or redeemed for (i) cash or shares of Series D Preferred Stock and (ii) Common Stock of the Company. Stockholder approval is required for both the Exchange Offers and the Special Redemption to occur. Therefore, the Exchange Offers and the Special Redemption, collectively, constitute a Rule 145 transaction and the shares of Series D Preferred Stock and Common Stock of the Company to be issued in the Exchange Offers (such shares, the “Exchange Offer Shares”) and the Special Redemption (such shares, the “Redemption Shares”) may be registered on the Registration Statement.

As noted above, the Escrow Shares were initially contemplated by the Company to be included in the Series B Consideration. Following the Circuit Court’s Segregation Order, the Series B Consideration was reduced to the consideration stated in the Registration Statement. The issuance of the Escrow Shares is contingent on the Exchange Offer closing and such shares would have been included in the Series B Consideration if not for the matter Curtis J. Timm, et al. v Impac Mortgage Holdings, Inc., et al. Therefore, the Escrow Shares are related to, and constitute a part of, the Rule 145 transaction and may also be registered on the Registration Statement in addition to the Exchange Offer Shares and the Redemption Shares.

If the Staff agrees with our view, the Company will update the Filing Fees Exhibit to the Registration Statement to include registration of the issuance of the Escrow Shares as part of the Registration Statement.

Should you have any questions or require any additional information, please contact the undersigned at (310) 312-4130 or by email at VLah@manatt.com.

Sincerely,

Veronica Lah

Manatt, Phelps & Phillips, LLP 2049 Century Park East, Suite 1700, Los Angeles, California 90067 Tel: 310.312.4000 Fax: 310.312.4224

Albany | Boston | Chicago | Los Angeles | New York | Orange County | Sacramento | San Francisco | Silicon Valley | Washington, D.C.